Exhibit 99.1

News Release
Notice of Philippines DENR (Department of Environment and Natural Resources) Audit Results

Vancouver, October 18, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) reports that the Masbate Gold Project (“MGP”) has received the results of the DENR Audit Report.

We had previously received a Preliminary Notice detailing the Audit Findings on September 27, 2016 (see news release dated September 27, 2016). Over the past three weeks, management of the MGP has developed responses and an action plan based on the Preliminary Notice and ongoing communications with DENR representatives.

We have received and analyzed the comprehensive Audit Report findings and determined that they are broadly consistent with the Preliminary Notice and the action plan developed to date. The points raised are principally related to administrative and regulatory compliance issues which B2Gold is confident will be resolved by continuing to work closely with the appropriate government agencies. The Company is well positioned to respond to the matters raised in the Audit Report and expects to do so by Friday, October 21, 2016, which is within the seven-day timeframe provided in accordance with DENR guidelines.

The Audit Report also provides a number of additional recommendations that we fully support. That includes creation of an Integrated Area Development Plan, new undertakings with SDMP (Social Development Management Plan) funds with community and MGB support, greening work at the mine and small miner initiatives. Many of these recommendations align with the MGP and B2Gold corporate philosophies. We look forward to working with the DENR, EMB and MGP on their implementation.

Meanwhile, operations continue uninterrupted.

The MGP is the largest single investment in the Province of Masbate and the largest producing gold mine in the Philippines. The MGB operations are ISO 14001 compliant so that our environmental management systems demonstrably meet Philippine requirements. The MGP continues to maintain an outstanding Safety Performance record and recently completed one year (6,000,000 man-hours) of accident free operation.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Kerry Suffolk	Katie Bromley
Treasurer	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
ksuffolk@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements with respect to future events or future performance; the expected resolution of the issues raised in the DENR Audit Report; the Company responding to the issues raised in the DENR Audit Report within the seven day timeline provided in accordance with DENR guidelines; the implementation of the additional recommendations contained in the DENR Audit Report; the Company's environmental management systems meeting Philippine requirements and our operations continuing uninterrupted.  All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including the uncertainty whether the Company's response to the issues raised in the Audit Report will be satisfactory to the DENR and whether the issues raised in the DENR Audit Report will be resolved in a timely manner; the uncertainty of estimates regarding the costs of construction and the timing and amount of production; risks associated with the volatility of metal prices and currencies; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; litigation risk; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.